Exhibit 15.1

April 28, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 16F of China Telecom Corporation Limited’s Form 20-F dated April 28, 2021, and have the following comments:

1.

We agree with the statements made in the first, second and last sentences of paragraph 1 and in paragraphs 2, 3 and 4 of Item 16F, for which we have a basis on which to comment on, and we agree with, the disclosures.

2.	We have no basis on which to agree or disagree with the statements made in the third and fourth sentences of paragraph 1 and in paragraph 5 of Item 16F.

Yours truly,

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu
Hong Kong, the People’s Republic of China